NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

January 14, 2008

VIA EDGAR

Messrs. H. Christopher Owings and Blair F. Petrillo
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Nitches, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed December 7, 2007 (File No. 333-145613)

Mr. Owings and Ms. Petrillo:

     Nitches, Inc. ("we," "our," "us" or the "Company"), has filed through EDGAR, Pre-Effective Amendment No. 2 ("Amendment No. 2") to the above-referenced registration statement (the "Registration Statement"). This letter sets forth the Company's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its comment letter dated January 4, 2008 (the "Comment Letter") with respect to the Registration Statement.

     We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter. Immediately following each such comment is the Company's response in regular font. The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter. The Company's responses indicate whether Amendment No. 2 reflects a response to the Staff's comments or the reasons why the Company believes a response is either inapplicable or inappropriate. Page numbers set forth in the Company's responses refer to page numbers of Amendment No. 2.

COMMENT 1. Please revise the "Incorporation by Reference" section in each registration statement to include the Form 10-K filed on December 21, 2007 as well as the Forms 8-K filed on December 26, 2007 and January 2, 2008.

RESPONSE: The "Incorporation by Reference" section in each of the Registration Statements has been revised as requested. In addition, we included other Form 8-Ks that have since been filed.

COMMENT 2. We note that you are registering the sale of 1,342,063 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling securityholders, the transaction appears to be a primary offering. If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

  The percentage of the overall offering made by each shareholder;

  The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

  Any relationships among the selling shareholders;

  The dollar value of the shares being registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

  Whether or not any of the selling shareholders is in the business of buying and selling securities.

RESPONSE: We respectfully submit that, for the reasons set forth below, the resale of shares of our common stock by the selling stockholders in the Registration Statement is an offering being made "by or on behalf of a person or persons other than the registrant" and that therefore the offering is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The Percentage of the Overall Offering made by each Stockholder

     The selling stockholders consist of two unaffiliated entities – Birchten Investments, Ltd. ("Birchten") and Granite Financial Group, LLC ("Granite"). We are seeking to register for resale an aggregate of 1,342,063 shares of our common stock on behalf of the selling stockholders consisting of the following:

	# of Shares
Selling Stockholder	Sought to be Registered	% of Offering
Birchten	1,278,155	95.2%
Granite	63,908	4.8%
Total	1,342,063	100.0%

The Relationship of each Selling Stockholder with the Company, including an Analysis of Whether the Selling Stockholder is an Affiliate of the Company

     None of the selling stockholders are or ever were an affiliate of the Company.

     The selling stockholders do not have, and do not have the contractual right to appoint, any representatives as directors or executive officers of the Company. Prior to the June 2007 Private Placement, none of the selling stockholders holders had any prior relationship with us or any of our officers or directors.

     None of the selling stockholders have ever beneficially owned more than 10% of our common stock. As of January 1, 2008, their beneficial ownership percentage was as follows:

	# of Shares	% of Class
Selling Stockholder	Beneficially Owned	Beneficially Owned
Birchten	621,870 (1)	9.9%
Granite	63,908	1.1%
____________________

(1) Does not include 656,285 shares of common stock acquirable upon the conversion of debentures and exercise of warrants, all of which are subject to conversion or exercise caps discussed below.

     As explained in the Registration Statement, both the debentures and warrants held by Birchten and Granite are subject to caps on the percentage of beneficial ownership immediately following the conversion or exercise of such securities. Specifically, both the debentures and the warrants contain provisions that prohibit the conversion and/or exercise of such securities to the extent that the conversion and/or exercise of such securities would result in the holder, together with its affiliates, beneficially owning in excess of 9.9% of our outstanding shares of common stock following such conversion or exercise. This cap may not be waived without at least 61 days' prior notice.

     As a result of this limitation on ownership, Birchten is currently contractually prohibited from owning, at any one time, more than 9.9% of our common stock. The Commission has previously upheld the position that contractual restrictions preventing stockholders from owning more than a certain percentage of an issuer's common stock also prevents such stockholders from being considered beneficial owners of more than the contractual cap on beneficial ownership. (See, e.g., the Commission's Amicus Brief filed with the United States Court of Appeals, Second Circuit, regarding Levy v. Southbrook International Investments, Ltd., 263 F.3d 10 (2nd Cir. 2001)). Accordingly, none of the selling stockholders beneficially own more than 10% of our outstanding common stock.

     There are no contractual agreements relating to voting, or other agreements or arrangements in place between us or any of our affiliates and any of the selling stockholders with respect to the voting of any shares of our common stock. In addition, none of the selling stockholders have greater access than any other stockholder to information about us, our operations or our financial results.

     Moreover, our executive officers and directors beneficially own approximately 24.8% of our outstanding common stock. These individuals will be able to significantly control—both through voting and management—our policies and procedures.

     In summary, none of the selling stockholders is an officer or director of the Company. None of the selling stockholders has a contractual right to appoint a director of the Company. Our current management beneficially owns more shares of our common stock than either selling stockholder. There are no contractual arrangements in place granting the selling stockholders any extraordinary voting rights with respect to our common stock.

Any Relationships Among the Selling Stockholders

     The selling stockholders are two unaffiliated investors. To our knowledge, and based on representations made to us by the selling stockholders:

  none of the selling stockholders have any intention to act in concert;

  none of the selling stockholders have any agreement or understanding with any person to distribute any of the shares sought to be registered; and

  none of the selling stockholders are affiliated, nor do they have any contractual obligation, understanding or arrangement between them pursuant to which they should be viewed as or deemed to be acting as a group.

     For these reasons, the selling stockholders should be viewed as separate investors and not be viewed as or deemed to be a group or acting as a unified block.

The Dollar Value of the Shares Registered in Relation to the Proceeds that the Company Received from the Selling Stockholders for the Securities, Excluding Amounts of Proceeds that were Returned (or will be Returned) to the Selling Stockholders and/or their Affiliates in Fees or Other Payments

     The table below provides the following information relative to the June 2007 Private Placement: (i) the dollar value of the shares of common stock underlying the debentures and warrants sold in the private placement (calculated by multiplying the number of underlying shares by the closing price of our common stock on the date we sold the overlying securities) (ii) the proceeds to us from the private placement, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholders and/or their affiliates in fees or other payments, (iii) the amount of proceeds we will receive upon exercise of warrants we issued in the private placement assuming all currently outstanding warrants are exercised on a cash-basis, (iv) the total proceeds (i.e., sum of the net proceeds from the private placement and warrant proceeds), and (v) the percentage of total proceeds to the dollar value of securities registered.

				% of Total
				Proceeds to
Dollar Value of				Dollar Value of
Securities	Net Proceeds	Warrant	Total	Securities
Registered	(1)	Proceeds	Proceeds	Registered
$5,234,046	$1,695,555	$2,379,300	$4,074,855	77.9%
____________________

(1) We received gross proceeds of $3 million. We may pay the selling stockholders a total of $1,304,445, which consists of (i) $957,945 payable in respect of interest over the terms of the debentures and (ii) $326,500 potentially payable in respect of liquidated damages if the Registration Statement is never declared effective.

Whether or Not any of the Selling Stockholders is in the Business of Buying and Selling Securities.

     In connection with the preparation of Amendment No. 2 we submitted to each selling stockholder a questionnaire. Based on representations and warranties made in those questionnaires by each of the selling stockholders, none of the selling stockholders are in the business of underwriting securities. In addition, each of the selling stockholders represented to us that it did not have any agreement or understanding with any person to distribute any of the shares sought to be registered under the Registration Statement, and that it is neither a broker-dealer nor is it affiliated with a broker-dealer, other than Granite. Granite is an affiliate of a broker-dealer. Granite acted as our financial advisor in connection with the June 2007 Private Placement in exchange for a fee equal to 5% of the amount raised, which amounted to $150,000 on the $3 million investment by Birchten. Granite agreed to take its fees in kind and received a debenture with a principal amount of $150,000 and warrants to purchase to 27,500 shares of our common stock in exchange for its services. Granite acquired the debentures and warrants in the ordinary course of business, and at that time of such acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the common stock registered for resale hereunder.

     We issued the overlying securities in a private placement pursuant to Section 4(2) of the Securities Act. We negotiated the terms of the transaction on an arms-length basis.

     Each selling stockholder is an "accredited investor" as that term is defined in Rule 501 of Regulation D under the Securities Act, and each selling stockholder represented to us in writing as such, as well as to its financial sophistication and that it was purchasing the securities for its own account and without a present view toward the public sale or distribution thereof and that it had no intention of selling or distributing the securities in any manner that would result in a violation of the Securities Act. In addition, each selling stockholder acknowledged that the securities acquired in the private placement would constitute "restricted securities" under Rule 144. Each selling stockholder also acknowledged that such securities would contain a restrictive legend and that a stop-transfer order could be placed against transfer of the certificates for such securities. Consequently, the selling stockholders will have to bear the risk of owning the securities for an indefinite period of time unless the resale of the securities is registered pursuant to an effective registration statement, or the selling stockholders can resell the shares relying on another applicable exemption from the registration requirements of the Securities Act.

     Interpretation 3S.(b) in the March 1999 supplement to the Manual of Publicly Available Telephone Interpretations states that the Staff will not object if a company registers the resale of securities purchased in a Section 4(2) exempt sale "if the investor is at market risk at the time of filing of the resale registration statement." In contrast to "equity lines" and other similar transactions in which the filing or effectiveness of the registration statement is a condition to the investors' obligation to close the transaction, all of the private placements are complete and the selling stockholders' investment decision was not conditioned on the filing or effectiveness of a registration statement. To the contrary, each selling stockholder paid for the securities purchased in the private placements in full, in cash at the close of each respective private placement. Indeed, the selling stockholders have been at risk since purchasing the securities from us in the private placements and will continue to be at risk unless the resale of the shares is registered pursuant to an effective registration statement, or the selling stockholder can resell the shares relying on another applicable exemption from the registration requirements of the Securities Act.

     To provide the selling stockholders with liquidity in their investment, and as is customary in similar "PIPE" transactions, we agreed to register the shares for resale. We were subject to certain penalties if a registration statement was not filed by an agreed to date and we remain subject to certain penalties if the Registration Statement does not become effective within an agreed to timeframe. But in no event will the purchase price of the securities or the conversion and exercise price of the debentures or warrants be subject to change as a result of us failing to meet the foregoing obligations.

Conclusion

     On the basis of the foregoing, we respectfully request that the Staff concur in our view that the resale of shares of our common stock by the selling stockholders is an offering being made "by or on behalf of a person or persons other than the registrant" and that therefore the offering can be made under Rule 415(a)(1)(i).

COMMENT 3. We note the company's response to prior comment one. Please disclose in the prospectus the total dollar value of the securities underlying the convertible notes that you have registered for resale using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note.

RESPONSE: The disclosure requested has been made in Amendment No. 2. Please see page 9.

COMMENT 4. We note the company's response to prior comment two. Please provide the information included in the response in an appropriate place in the prospectus.

RESPONSE: The information requested has been provided in the prospectus. Please see pages 9 and 10.

COMMENT 5. We note the company's response to prior comment three. Please provide the information included in the response in an appropriate place in the prospectus.

RESPONSE: The information requested has been provided in the prospectus. Please see pages 10 and 11.

COMMENT 6. We note the company's response to prior comment five. Please provide the information included in the response in an appropriate place in the prospectus.

RESPONSE: The information requested has been provided in the prospectus. Please see page 11 and 12.

COMMENT 7. We note the company's response to prior comment seven. Please disclose in the prospectus the number of shares outstanding prior to the company's June 2007 prior placement other than shares held by affiliates of the company

RESPONSE: The information requested has been provided in the prospectus. Please see page 12.

COMMENT 8. Please revise the "Experts" section on page 10 of the prospectus to also refer to the Form 10-K for the fiscal year ended August 31, 2007.

RESPONSE: The "Experts" section has been revised as requested. Please see page 15.

*     *     *     *     *     *

     Thank you for your assistance in this matter. Please call me at (858) 731-0520 or James A. Mercer III of Duane Morris LLP, our outside legal counsel, at (619) 744-2209 if you have any questions, or if we can be of any assistance.

Sincerely,

/s/ Steven P. Wyandt
Chief Executive Officer